EXHIBIT 5.1

Opinion of Larkin Hoffman Daly & Lindgren Ltd.

March 17, 2010

Shuffle Master, Inc. 1106 Palms Airport Drive Las Vegas, Nevada 89119-3730

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Shuffle Master, Inc., a Minnesota corporation (the “Company”), of a registration statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering:  (i) up to 2,500,000 additional shares of the Company’s common stock (the “Plan Shares”) issuable pursuant to the Shuffle Master, Inc. 2004 Equity Incentive Plan, as amended and restated on January 28, 2009 (the “Plan”), a portion of which may be issued as Restricted Shares, as defined in the Plan, and a portion of which may be issued upon the exercise of options granted pursuant to the Plan (the “Plan Options”); (ii) 300,000 shares of the Company’s common stock (the “Parrott Shares”) issuable pursuant to a non-Plan Option granted on February 9, 2009 to Timothy J. Parrott (the “Parrott Options”); and (iii) 60,000 shares of the Company’s common stock (the “Fox Shares”) issuable pursuant to a non-Plan Option (the “Fox Options”) granted on August 10, 2009 to Linster (“Lin”) W. Fox. The Plan Shares, the Parrott Shares and the Fox Shares are collectively referred to as the “Shares”.

In connection with this opinion letter, we have examined and relied upon the Registration Statement, the Plan, the Employment Agreement dated January 28, 2009 between the Company and Mr. Parrott (the “Parrott Agreement”), the Employment Agreement dated August 1, 2009 between the Company and Mr. Fox (the “Fox Agreement”), minutes of the Company’s Board of Directors, the Company’s Articles of Incorporation, as amended, the Company’s Amended and Restated Bylaws, and such other records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below.  We have relied on the completeness and accuracy of each document so examined, without further investigation.  We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

We assume that (a) the Shares will be issued in accordance with the terms of the Plan, the Parrott Agreement or the Fox Agreement, as applicable; (b) full consideration will be received by the Company upon grant of Restricted Shares or upon exercise of Plan Options, Parrott Options or Fox Options; (c) no action has been or will be taken to revoke, cancel or amend any of the documents  examined; (d) no action will be taken to rescind or revoke the Plan, the Parrott Agreement or the Fox Agreement, as applicable; and (e) no change will occur in the applicable law or the pertinent facts after the date of this opinion letter.

Based on the foregoing, we are of the opinion that issuance of the Shares has been validly authorized and upon payment of the exercise price therefor (in the case of options) pursuant to the terms of options granted pursuant to the Plan, the Parrott Options or the Fox Options, as applicable, the Shares will be validly issued, fully paid and non-assessable.

This opinion letter is intended solely for your benefit.  It is not to be made available to, or be relied upon, by any other person, firm or entity without our prior written consent.

We consent to the filing of this opinion letter as an exhibit to the Registration Statement.

Sincerely,

/s/ Larkin Hoffman Daly & Lindgren, Ltd.